1600 Royal Street,
Jasper, Indiana, 47549
Main: (812) 482-1600
October 6, 2014

Via Edgar

Mr. Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of EFFECTIVENESS Kimball Electronics, Inc. Registration Statement on Form 10, as amended File No. 001-36454

Dear Mr. Shuman:

Reference is made to the Registration Statement on Form 10 (File No. 001-36454) (as amended, the “Registration Statement”) filed by Kimball Electronics, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). We understand that The NASDAQ Stock Market (“NASDAQ”) has certified, or will certify, to the Commission that the shares of common stock of the Company (the “Shares”) have been approved for listing and registration.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on October 3, 2014, the Board of Directors of Kimball International, Inc. (“Parent”) took several actions in connection with the spin-off of the Company from Parent, including establishing the distribution ratio for the spin-off, setting the record date for the distribution of the Shares to be as of October 22, 2014, and setting a distribution date of October 31, 2014. Parent and the Company would like for the Shares to commence trading on NASDAQ on a “when issued” basis on October 20, 2014, two trading days prior to the record date. In addition, Parent and the Company wish to commence immediately the process of printing the Information Statement and the Notice of Internet Availability of Information Statement Materials, which are filed as exhibits to the Registration Statement, and mailing them as soon as possible. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., New York City time, on October 7, 2014, or as soon as practicable thereafter, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12dl-2 thereunder.

The Company hereby acknowledges that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to its counsel, Squire Patton Boggs (US) LLP, by calling Toby D. Merchant at (513) 361-1229, and that such effectiveness also be confirmed in writing to Squire Patton Boggs (US) LLP, 221 E. Fourth Street, Suite 2900, Cincinnati, Ohio 45202. The Company hereby authorizes Mr. Merchant to orally modify or withdraw this request for acceleration.

Very truly yours,

KIMBALL ELECTRONICS, INC.

By:	/s/ DONALD D. CHARRON
Donald D. Charron Chief Executive Officer, Kimball Electronics, Inc.

cc:	Stephen C. Mahon, Squire Patton Boggs (US) LLP
Toby D. Merchant, Squire Patton Boggs (US) LLP
John H. Kahle, Kimball Electronics, Inc.